CANNABIS SCIENCE, INC.



FORM NT 10-Q
(Notification that form 10-Q will be submitted late)


Filed  08/14/09 for the Period Ending 06/30/09





     Address		6946 N Academy Blvd
			Suite B No. 254
			Colorado Springs, CO 80918
     Telephone		1-888-889-0888
     CIK		0001024626
     Symbol		CBIS
     SIC Code		1311  Crude Petroleum and Natural Gas
     Industry		Biotechnology & Drugs
     Sector		Healthcare
     Fiscal Year	12/31



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 12b-25


Commission File Number : 000-28911


 Notification Of Late Filing


 (Check One) :  (   ) Form 10-K	(   ) Form 10-KSB     (   ) Form 20-F
 (   ) Form 11-K   ( X ) Form 10-Q    (   ) Form N-SAR


 For the Fiscal Year Ended :   June 30, 2009


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates :

 Part I - Registration Information

CANNABIS SCIENCE, INC.
Full Name of Registrant

6946 N Academy Blvd, Suite B No. 254, Colorado Springs, CO 80918
Address of Principal Executive Office


 Part II  Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

( X )	(a)  The reasons described in reasonable detail in Part III
of this form could not be eliminated without unreasonable effort or expense.

( X )	(b)  The subject annual report, semi-annual report,
transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant?s statement or other exhibit required by
Rule 12b-25(c) has been attached if applicable.

Part III  Narrative

State below in reasonable detail the reasons why Form 10-K or 10-KSB, Form 20-F, 11-K, 10-Q, 10-D, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-Q for the period ended June 30, 2009 because its auditors have not yet had an opportunity to complete their review of these financial statements. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by the Exchange Act Rule 12b-25.

Part IV  Other Information

(1)	Name and telephone number of person to contact in regard to
this notification.

Robert Melamede		1-888-889-0888

(Name)			(Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
( X ) Yes   (   )  No



(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
subject report or portion thereof?    (   )  Yes    ( X )  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CANNABIS SCIENCE, INC.

(Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date : August 14, 2009              	By: /s/  Robert Melamede
				        -------------------
					Robert Melamede
					Chief Executive Officer